Exhibit 1

AU Optronics Corp.

September 21, 2012

English Language Summary

Subject: Statement of AU Optronics Corp.

Regulation:	Published pursuant to Article 2-2 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/09/21 (Taiwan time)

Contents:

1.	Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents:

AU Optronics Corp. (the “Company”) has been informed that the United States District Court for the Northern District of California has rendered judgment against the Company and its subsidiary regarding the antitrust matter.

2.	Date of occurrence of the event: 2012/09/21 (Taiwan time)

3.	Background and circumstances of the matter (including the property/subject matter under dispute):

AU Optronics Corp. has been informed that the United States District Court for the Northern District of California has rendered judgment against the Company and its subsidiary regarding the antitrust matter.

4.	Course and progression of handling of the matter:

AU Optronics Corp. has been informed that the United States District Court for the Northern District of California has rendered judgment against the Company and its subsidiary regarding the antitrust matter and has imposed a fine of US$500 million against the Company to be payable in 3 years. The Company expresses it regrets on the judgment and intends to lodge an appeal. Although the judgment is subject to appeal, the Company plans to recognize the amount of the fine as imposed in the current quarter in accordance with the relevant accounting principles. After deducting the provisions previously made by the Company for this matter, the Company will recognize an additional provision for approximately US$223 million in the current quarter.

The trial demonstrates that there are certain important, yet unresolved, legal questions surrounding this matter. In any appeal by the Company, the Company hopes that the appellate court will clarify these important legal issues, with a hope that other international businesses will have some bases and grounds when confronted with a similar antitrust allegation in the US.

The Company will continue to discuss with its counsel and will from time to time take measures which the Company deems appropriate.

5.	Effect on company finances and business and estimated monetary amount of the effect:As stated above.

6.	Countermeasures and status of amelioration:As stated above.

7.	Any other matters that need to be specified:As stated above.